SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

         ---------------------------------------------------------------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

                          INFORMATION TO BE INCLUDED IN
             STATEMENTS FILED PURSUANT TO RULE 13d-1(b), (c) AND (d)
                  AND AMENDMENTS THERETO FILED PURSUANT TO RULE
                                    13d-2(b)

                                (AMENDMENT NO. 3)

         ---------------------------------------------------------------


                               VITAL LIVING, INC.
                               ------------------
                                (Name of Issuer)


                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    92846Y100
                                    ---------
                                 (CUSIP Number)

                                DECEMBER 31, 2006
                                -----------------
             (Date of event which requires filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                |_| Rule 13d-1(b)

                                |X| Rule 13d-1(c)

                                |_| Rule 13d-1(d)

                         (Continued on following pages)

                               (Page 1 of 8 Pages)


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                                                                     Page 2 of 8

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1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Crescent International Ltd.
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |X|
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3.    SEC USE ONLY
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4.    CITIZENSHIP OR PLACE OF ORGANIZATION:
        Bermuda
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    NUMBER OF       5.   SOLE VOTING POWER
     SHARES              3,864,766
  BENEFICIALLY      ------------------------------------------------------------
    OWNED BY        6.   SHARED VOTING POWER
      EACH               None.
   REPORTING        ------------------------------------------------------------
  PERSON WITH       7.   SOLE DISPOSITIVE POWER
                         3,864,766
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                    8.   SHARED DISPOSITIVE POWER
                         None.
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,864,766
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   |_|
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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.8% (1)
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12.   TYPE OF REPORTING PERSON: OO
--------------------------------------------------------------------------------

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                                                                     Page 3 of 8

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1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Cantara (Switzerland) SA
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION:
      Switzerland
--------------------------------------------------------------------------------
     NUMBER OF      5.   SOLE VOTING POWER
     SHARES              3,864,766
  BENEFICIALLY      ------------------------------------------------------------
    OWNED BY        6.   SHARED VOTING POWER
      EACH               None.
   REPORTING        ------------------------------------------------------------
  PERSON WITH       7.   SOLE DISPOSITIVE POWER
                         3,864,766
--------------------------------------------------------------------------------
                    8.   SHARED DISPOSITIVE POWER
                         None.
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,864,766
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   |_|
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.8% (1)
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON: OO
--------------------------------------------------------------------------------

1. Based on 138,214,999 issued and outstanding shares of Common Stock as of November 10, 2006 as stated in VTLV's Form 10-QSB for the fiscal quarter ended September 30, 2006 and filed on November 14, 2006 with the Securities and Exchange Commission.


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                                                                     Page 4 of 8

Item 1(a).  Name of Issuer.

            VITAL LIVING, INC. ("VTLV")

Item 1(b).  Address of Issuer's Principal Executive Offices.

            5080 North 40th Street
            Suite 105
            Phoenix, Arizona 85018

Item 2(a).  Names of Person Filing.

            (i)    Crescent International Ltd. ("Crescent")
            (ii)   Cantara (Switzerland) SA ("Cantara")

Item 2(b).  Address of Principal Business Office, or if none, Residence.

            As to Crescent:
            Clarendon House
            2 Church Street
            Hamilton H 11
            Bermuda

            As to Cantara:
            84, av. Louis Casai
            CH-1216 Cointrin, Geneva
            Switzerland


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                                                                     Page 5 of 8

Item 2(c).  Citizenship.

            As to Crescent:     Bermuda
            As to Cantara:      Switzerland

Item 2(d).  Title of Class of Securities.

            Common Stock, par value $0.001 per share (the "Common Stock").

Item 2(e).  CUSIP Number.

            92846Y100

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

            Not applicable.

Item 4.     Ownership.

            The information contained in Items 5 though 11 on the cover pages hereto is incorporated herein by reference. The 3,864,766 shares of Common Stock beneficially owned by Crescent includes (i) 610,329 shares of Common Stock, (ii) 768,612 shares of Common Stock issuable upon conversion of a convertible note of VTLV held by Crescent, and
            (iii) 2,485,825 shares of Common Stock issuable upon exercise of a common stock purchase warrant of VTLV held by Crescent.


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                                                                     Page 6 of 8

            Cantara serves as the investment manager to Crescent, and as such has been granted investment discretion over investments including the Common Stock. As a result of its role as investment manager to Crescent, Cantara may be deemed to be the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of Common Stock held by Crescent. However, Cantara does not have the right to receive any dividends from, or the proceeds from the sale of, the Common Stock held by Crescent and disclaims any ownership associated with such rights. Currently, Maxi Brezzi and Bachir Taleb-Ibrahimi, in their capacity as managers of Cantara have delegated authority regarding the portfolio management decisions of Crescent with respect to the VTLV securities owned by Crescent. Neither of such persons has any legal right to maintain such delegated authority. As a result of such delegated authority, Messrs. Brezzi and Taleb-Ibrahimi may be deemed to be the beneficial owners of Common Stock held by Crescent. However, neither of Messrs. Brezzi or Taleb-Ibrahimi has any right to receive any dividends from, or the proceeds from the sale of, the Common Stock held by Crescent and disclaim beneficial ownership of such shares of Common Stock.

            Accordingly, for the purposes of this Statement:

            (i) Crescent is reporting that it has the power solely to vote or direct the vote and the power to dispose or direct the disposition of, a total of 3,864,766 shares of Common Stock beneficially owned by it.

            (ii) Cantara is reporting that it has the power solely to vote or direct the vote and the power to dispose or direct the disposition of, a total of 3,864,766 shares of Common Stock beneficially owned by it.


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                                                                     Page 7 of 8

Item 5.     Ownership of Five Percent or Less of a Class.
            2.8%

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
            Not applicable.

Item 8.     Identification and Classification of Members of the Group.
            Not applicable.

Item 9.     Notice of Dissolution of Group.
            Not applicable.

Item 10.    Certification.
            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

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                                                                     Page 8 of 8

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               Date: February 13, 2007

                               CRESCENT INTERNATIONAL LTD.

                               By: CANTARA (Switzerland) SA, as Attorney-in-Fact

                               By: /s/ Maxi Brezzi
                                   ------------------------------------
                                   Name:  Maxi Brezzi
                                   Title: Authorized Signatory

                               By: /s/ Bachir Taleb-Ibrahimi
                                   ------------------------------------
                                   Name:  Bachir Taleb-Ibrahimi
                                   Title: Authorized Signatory

                               CANTARA (SWITZERLAND) SA

                               By: /s/ Maxi Brezzi
                                   ------------------------------------
                                   Name:  Maxi Brezzi
                                   Title: Managing Director

                               By: /s/ Bachir Taleb-Ibrahimi
                                   ------------------------------------
                                   Name:  Bachir Taleb-Ibrahimi
                                   Title: Investment Manager